Exhibit 99.1

Atlas Corp.

23 Berkeley Square

Mayfair, London, W1J 6HE

United Kingdom

www.atlascorporation.com

Atlas Corp. Announces Results of Exchange Offer for

Seaspan’s 7.125% Notes due 2027 Issued in 2017

London, UK, May 13, 2021 – Atlas Corp. (“Atlas”) (NYSE:ATCO) today announced the final results of its previously announced offer to exchange (the “Exchange Offer”) up to $80,000,000 aggregate principal amount of 7.125% Notes due 2027 (the “ATCO Notes”), which have been registered under the Securities Act of 1933, as amended, for any and all outstanding $80,000,000 aggregate principal amount of 7.125% Notes due 2027 of its subsidiary, Seaspan Corporation (the “Seaspan Notes”). The Seaspan Notes were originally issued in October 2017. The Exchange Offer expired at 5:00 pm New York City time on Wednesday, May 12, 2021 and will be settled on Monday, May 17, 2021 (the “Settlement Date”).

Upon the terms and subject to the conditions specified in Atlas’s Offer to Exchange, dated April 7, 2021 (the “Exchange Offer Prospectus”), filed with the United States Securities and Exchange Commission (the “SEC”), holders of the Seaspan Notes validly tendered $52,198,825 principal amount of Seaspan Notes and Atlas will therefore issue $52,198,825 principal amount of ATCO Notes in exchange for such validly tendered Seaspan Notes.

The ATCO Notes have been registered under the Securities Act of 1933, as amended, pursuant to the Exchange Offer Prospectus and are expected to be listed on the Nasdaq Bond Exchange. Holders of Seaspan Notes that did not exchange their Seaspan Notes for ATCO Notes will continue to hold unlisted Seaspan Notes.

D.F. King & Co., Inc. served as exchange agent and information agent for the Exchange Offer. Questions or requests for assistance related to the Exchange Offer or for copies of the Exchange Offer Prospectus may be directed to D.F. King & Co., Inc. as follows: 48 Wall Street, 22nd Floor, New York, NY 10005, By Facsimile Transmission (for Eligible Institutions Only): (212) 709-3328 or by email to atco@dfking.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

The Exchange Offer Prospectus is available on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Atlas

Atlas is a leading global asset management company, differentiated by its position as a best-in-class owner and operator with a focus on deploying capital to create sustainable shareholder value. Atlas brings together an experienced asset management team with deep operational and capital allocation experience. We target long-term, risk adjusted returns across high-quality infrastructure assets in the maritime sector, energy sector and other infrastructure verticals. Our two portfolio companies, Seaspan Corporation and APR Energy Ltd. are unique, industry-leading operating platforms in the global maritime and energy spaces, respectively.

About Seaspan

Seaspan is a leading independent owner and operator of containerships. We charter our vessels primarily pursuant to long-term, fixed-rate time charters to the world’s largest container shipping liners. At March 31, 2021, Seaspan’s fleet consists of 127 containerships representing total capacity of approximately 1,073,200 TEU. We also have 37 vessels under construction and have agreed to purchase four second-hand vessels with aggregate TEU of 597,000, increasing total capacity to 1,670,200 TEU, on a fully delivered basis.

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding the anticipated Settlement Date. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions that we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: the risk that the Settlement Date for the Exchange Offer may be delayed or extended, the risk that the ATCO Notes may not be admitted for listing and trading on the Nasdaq Bond Exchange, and other factors detailed from time to time in our periodic reports and filings with the SEC, including Atlas’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 19, 2021. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Investor Inquiries:

Robert Weiner

Investor Relations

Atlas Corp.

Tel. +1-904-345-4939

Email: IR@atlascorporation.com

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